UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	001-13337	34-1598949
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

39675 Mackenzie Drive, Suite 400, Novi, Michigan	48377
(Address of principal executive offices)	(Zip Code)

Matthew R. Horvath (248) 489-9300
Name and telephone number including area code of person to contact with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

⌧     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Mineral Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

Stoneridge, Inc. (the “Company”) evaluated the product lines in its three reportable segments, and determined that some products it manufactured or contracted to manufacture in 2021 contained tantalum, tin, tungsten and/or gold, as defined by paragraph (d)(3) of Item 1.01 of Form SD, (collectively “Conflict Minerals”). These Conflict Minerals are necessary to the functionality or production of some Company products.

The Company conducted a reasonable good faith country of origin inquiry regarding Conflict Minerals included in parts sourced from our suppliers to determine whether these Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD, or arose from recycled or scrap sources. The Company has exercised due diligence on the source and chain of custody of its Conflict Minerals that conforms to the Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

In accordance with paragraph (c) of Item 1.01 of Form SD, the Company’s Conflict Minerals Report (“CMR”) for the reporting period January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto.

The CMR and Company’s Conflict Minerals Policy is publicly available at http://investors.stoneridge.com/investors/corporate-governance/governance-documents/. Information contained on the Company’s website is not part of, nor incorporated by reference into, this Form SD or the CMR.

Item 1.02   Exhibit

A copy of the Company’s CMR as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure Report

Not Applicable.

Section 3 - Exhibits

Item 3.01   Exhibits

Exhibit 1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stoneridge, Inc.

Date: May 31, 2022	/s/ Matthew R. Horvath
Matthew R. Horvath Chief Financial Officer and Treasurer (Principal Financial Officer)